# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oak Woods Acquisition Corporation, CIK 0001945422
CUSIP: 67190B104
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 101 Roswell Drive, Nepean, Ontario Canada (A6), K2J 0H5
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001512805

## Reporting persons
- Westchester Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 54,188; shared voting power 109,174; sole dispositive power 54,188; shared dispositive power 109,174; aggregate amount beneficially owned 163,362 (9.92% of the class)
  Comment: * Based on 1,646,106 Shares outstanding as of January 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 26, 2026.
- Virtus Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 109,174; sole dispositive power 0; shared dispositive power 109,174; aggregate amount beneficially owned 109,174 (6.63% of the class)
  Comment: * Based on 1,646,106 Shares outstanding as of January 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 26, 2026.
  
  The amounts reported on this page are also included in the amounts reported by Westchester Capital Management, LLC on this Schedule 13G.

## Item 1. Issuer
Name of issuer: Oak Woods Acquisition Corporation
Address of issuer's principal executive offices: 101 Roswell Drive, Nepean, Ontario, K2J 0H5, Canada

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly by the following (each, a "Reporting Person," and collectively, the "Reporting Persons"): Westchester Capital Management, LLC ("Westchester"), a Delaware limited liability company, and Virtus Investment Advisers, LLC ("Virtus"), a Delaware limited liability company.

Virtus, a registered investment adviser, serves as the investment adviser to The Merger Fund ("MF"), The Merger Fund VL ("MF VL"), and Virtus Westchester Credit Event Fund ("CEF"). Westchester, a registered investment adviser, serves as sub-advisor to each of MF, MF VL, CEF and JNL Multi-Manager Alternative Fund ("JARB", together with MF, MF VL, and CEF, the "Funds"). The Funds directly hold Ordinary Shares of the Company for the benefit of the investors in those Funds. Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester.
Address of principal business office or, if none, residence:
Westchester Capital Management, LLC
100 Summit Lake Drive, Valhalla, NY 10595

Virtus Investment Advisers, LLC
One Financial Plaza, Hartford, CT 06103
Citizenship: Each of Westchester and Virtus are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Westchester Capital Management, LLC: 163,362
Virtus Investment Advisers, LLC: 109,174
Percent of class:
Westchester Capital Management, LLC: 9.92%
Virtus Investment Advisers, LLC: 6.63%
Sole power to vote or to direct the vote:
Westchester Capital Management, LLC: 54,188
Virtus Investment Advisers, LLC: 0
Shared power to vote or to direct the vote:
Westchester Capital Management, LLC: 109,174
Virtus Investment Advisers, LLC: 109,174
Sole power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 54,188
Virtus Investment Advisers, LLC: 0
Shared power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 109,174
Virtus Investment Advisers, LLC: 109,174

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Westchester Capital Management, LLC: /s/ CaSaundra Wu, Chief Compliance Officer (05/15/2026)
- Virtus Investment Advisers, LLC: /s/ Chetram Persaud, Chief Compliance Officer (05/15/2026)